THOMPSON & KNIGHT LLP
	ATTORNEYS AND COUNSELORS	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO VITÓRIA
DIRECT DIAL: (713) 951-5800 EMAIL: Dallas.Parker@tklaw.com	THREE ALLEN CENTER 333 CLAY STREET • SUITE 3300 HOUSTON, TEXAS 77002-4499 (713) 654-8111 FAX (713) 654-1871 www.tklaw.com
July 24, 2006

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	GeoMet, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 25, 2006
File No. 333-131716
Amendment No. 3 to Registration Statement on Form S-1
Filed July 25, 2006
File No. 333-134070

Dear Mr. Schwall:

Pursuant to oral comments received from Ms. Mellissa Duru following the filing of Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-131716, and Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-134070, we are filing the above-referenced amendments to both registration statements.

For File No. 333-131716, we are simply filing an amendment to re-file Exhibits 3.1 and 3.2, which were previously filed, but the forms of the exhibits were incorrect. For File No. 333-134070, we are filing an amendment to update the exhibit lists to update the correct exhibits from File No. 333-131716 that are being incorporated by reference, as well as to add an additional selling stockholder to the list of selling stockholders on page 76 of the Registration Statement. Other minor changes were made in the Registration Statement to update the ownership percentages of certain stockholders, which changed as a result of the additional selling stockholder registering a portion of its shares.

In addition, under a separate letter, we have filed a correspondence letter to request the acceleration of the effectiveness of both Registration Statements to be effective as of 4:00 p.m. EDT, which I have discussed with Ms. Duru. A courtesy copy of both amendments to the Registration

Mr. H. Roger Schwall

July 24, 2006

Statements will be delivered to your office on July 25, 2006, marked to reflect the changes made to the Registration Statements. If there are any additional issues that arise, please call me at (713) 951-5805.

Very truly yours,

/s/ Dallas Parker

Dallas Parker

cc:	Mellissa Duru
Jennifer Goeken
Ronald Winfrey